EXHIBIT G

RECENT DEVELOPMENTS

The information included in this section supplements the information about Brazil contained in Brazil’s annual report for 2003 on Form 18-K filed with the SEC on June 30, 2004, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in such annual report, the information in this section replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in that annual report. Cross-references in this section are to sections in that annual report.

Recent Political Developments

On October 15, 2003, the Chamber of Deputies approved a proposed bankruptcy law that had been under consideration by the Congress for ten years, as well as changes to the tax code. On July 6, 2004, the Brazilian Senate approved an amended version of the legislation in a second round of voting, that would, among other things, (i) place a cap on claims in bankruptcy proceedings by employees for such items as unpaid wages, unused vacation time and the 40% penalty for unjust dismissals at 150 times the monthly minimum wage; (ii) give secured credits (such as those held by banks) priority over tax claims in bankruptcy proceedings; and (iii) end a “succession” doctrine that makes a purchaser of assets from a bankrupt company or from a company under judicial reorganization responsible for certain of the insolvent company’s tax and social security obligations as a consequence of the acquisition, and, in the case of company under bankruptcy proceedings, the debtor’s labor claims. The Chamber of Deputies must approve the amended legislation in a final vote for it to become effective.

On August 18, 2004, the Brazilian Federal Supreme Court upheld the constitutionality of an 11% tax on retired civil servants’ pensions. However, the Supreme Court raised the level above which all pensions would be taxed to R$2,508 (which is the ceiling for retirement payments under the general social security system) per month from R$1,505 per month in the case of federal retirees and R$1,254 per month in the case of State and municipal retirees. The new threshold amount will continue to be indexed to the minimum wage. The tax was among the pension reform measures adopted in December 2003 by Constitutional Amendment No. 41 dated December 19, 2003.

On September 2, 2004, the Brazilian attorney general’s office announced that it had found evidence to suggest that as many as 137 politicians and 411 senior government and State officials had used Banestado to transfer money out of Brazil illegally. The report released by the attorney general’s office stated that as much as US$24 billion had been moved out of the country between 1996 and 1999 through Banestado and other banks. None of the politicians was identified in the report. A congressional commission is also investigating alleged capital flight through Banestado.

President da Silva has issued Provisional Measure No. 207 dated August 13, 2004, elevating the Governor of the Central Bank to ministerial status. As a minister, the Governor of the Central Bank could only be tried by the Federal Supreme Court. The legislation was approved by the Chamber of Deputies on November 30, 2004 and is to be considered by the Senate. The opposition Liberal Front Party (PFL) and the PSDB have challenged the constitutionality of the provisional measure in the Federal Supreme Court, and the attorney general of Brazil has judged the measure to be unconstitutional. The Government also proposed legislation in August 2004 that would, among other things, establish a federal journalism council to regulate journalists’ activities.

On November 25, 2004, more than 8,000 members of the Landless Workers Movement protested in Brasília to pressure the Government to increase funding for the expropriation and redistribution of unused farmland. Members of the movement have in recent years occupied unused farmland, giving rise to increased violence as owners have hired gunmen to protect their property. The protestors threatened additional occupations in 2005 unless the Government accelerates land reform.

Balance of Payments; Foreign Trade; International Reserves

During the first ten months of 2004, Brazil registered an accumulated trade surplus of approximately US$28.1 billion versus an accumulated trade surplus of approximately US$20.3 billion for the corresponding period in 2003. Exports for the first ten months of 2004 totaled US$79.1 billion, a 31.1% increase over the corresponding period in 2003. Imports for the first ten months of 2004 totaled US$51.0 billion, a 27.4% increase from the US$40.0 billion recorded for the corresponding period in 2003. The improvement in the trade balance during the first ten months of 2004 resulted in an accumulated current account surplus of approximately US$10.6 billion, compared to a surplus of approximately US$3.8 billion for the corresponding period in 2003. The accumulated balance of payments deficit was approximately US$167 million for the first ten months of 2004, compared with a US$14.8 billion balance of payments surplus for the corresponding period in 2003.

Preliminary trade figures for November 2004 indicate that Brazil registered an accumulated trade surplus of approximately US$30.2 billion during the first eleven months of 2004 versus an accumulated trade surplus of approximately US$22.0 billion for the corresponding period in 2003. Exports for the first eleven months of 2004 totaled US$87.3 billion, which was the highest recorded for the first eleven months of any year and a 31.6% increase over the corresponding period in 2003. Imports for the first eleven months of 2004 totaled US$57.1 billion, a 28.9% increase over the US$44.3 billion recorded in the corresponding period in 2003.

Brazil’s international reserves (which include gold and foreign exchange holdings) totaled US$37.8 billion on December 31, 2002, US$49.3 billion on December 31, 2003, US$49.4 billion on October 29, 2004 and US$50.1 billion on November 30, 2004.

Gross Domestic Product

Brazil’s gross domestic product (“GDP”) continued to grow for the fifth consecutive quarter. During the third quarter of 2004, GDP grew 1.0% relative to the immediately preceding quarter. The industrial sector was largely responsible for growth during the third quarter of 2004, with production rising 2.8% relative to the immediately preceding quarter. Growth in the services sector during the third quarter of 2004 rose 0.7% relative to the immediately preceding quarter, while the agricultural sector declined by 3.6% relative to the immediately preceding quarter. Household consumption rose 1.4% during the third quarter of 2004 relative to the immediately preceding quarter, and investments in manufacturing plants, machinery and capital equipment rose 6.7% relative to the immediately preceding quarter.

GDP growth during the first three quarters of 2004 reached 5.3% relative to the corresponding period in 2003, the highest growth level recorded for the first three quarters of any year since 1995. Production in the agricultural, industrial and services sector rose 5.6%, 6.3% and 3.8%, respectively, during the first three quarters of 2004 relative to the corresponding period in 2003. Household consumption rose 3.9% during the first three quarters of 2004 relative to the corresponding period in 2003, and investments in manufacturing plants, machinery and capital equipment rose 11.8% relative to the corresponding period in 2003, the highest growth level recorded for such investments for the first three quarters of any year since 1995.

In November 2004, the Brazilian Institute for Geography and Statistics also revised its preliminary estimate of GDP growth during 2003 to 0.5% from a decline of 0.2%. Growth in 2003 was greatest in the agricultural sector, which rose 4.5%. Production in the services sector rose 0.6%, while the industrial sector was flat.

Prices

The broad consumer rate index, or IPCA, rose 7.7% in 2001, 12.5% in 2002, 9.3% in 2003 and 6.9% for the twelve-month period ended October 31, 2004.

The inflation rate (as measured by GPI-DS) rose 10.4% in 2001, 26.4% in 2002, 7.7% in 2003 and 11.9% for the twelve-month period ended October 31, 2004.

Foreign Exchange

The real-dollar exchange rate (sell side), as published by the Central Bank, was R$3.5333 to US$1.00 on December 31, 2002, R$2.8892 to US$1.00 on December 31, 2003 and R$2.7307 to US$1.00 on November 30, 2004.

On November 24, 2004, the Central Bank announced that the Brazilian Treasury intends to purchase up to US$3 billion in the foreign exchange market through June 2005 for payments in respect of the Government’s external debt. According to the Central Bank, approximately US$646 million of this amount is to be applied to debt maturing in 2004, and the remainder is to be applied to debt maturing in 2005.

Employment

The unemployment rate in Brazil’s six largest metropolitan areas was 10.5% in October 2004, compared with 12.9% in October 2003 and 10.9% in September 2004. The October 2004 unemployment rate was the lowest recorded since the Brazilian Institute for Geography and Statistics adopted a new methodology for measuring unemployment in October 2001.

Telecommunications Services

On June 30, 2004, the Supreme Judicial Court, an appellate court in Brazil, overturned a lower court ruling that had required that the IPCA inflation index be used for purposes of the annual inflation adjustment for fixed line telephone service in 2003. The appellate court affirmed the decision of the National Telecommunications Agency (Agência Nacional de Telecomunicações or ANATEL) to use the contractually prescribed GPI-DS index for purposes of the annual adjustment for 2003. This decision would have permitted fixed-line telecommunication service providers to increase 2004 rates by as much as ten or eleven percentage points above the 6.89% adjustment approved by ANATEL for 2004. The amount of the increase to reflect the appellate court’s decision was subject to negotiations between ANATEL and the various fixed-line telecommunications service providers. On August 13, 2004, the Government announced that it would permit fixed-line telecommunications service providers to increase their 2004 rates by 8.7% in two installments, in September 2004 and November 2004.

Foreign Investment

During the first ten months of 2004, net foreign direct investment totaled approximately US$13.7 billion, compared with approximately US$6.8 billion of such investment registered during the same period in 2003.

Monetary Policy

Between February 19, 2003 and April 14, 2004, the Central Bank reduced the Over/Selic rate target from 26.5% to 16%. In an effort to manage inflationary expectations, the Central Bank increased its Over/Selic rate target from 16% to 16.25% on September 15, 2004, 16.75% on October 20, 2004 and 17.25% on November 17, 2004.

In September 2004, the Central Bank announced that its monetary policy would be conducted to pursue a 5.1% inflation objective in 2005. The objective differs from the 4.5% target established by the National Monetary Council for 2005. The Central Bank’s higher objective is intended to account for the continuing effects of accelerated inflation in 2004.

Public Finance

During the ten-month period ended October 31, 2004, Brazil’s accumulated consolidated public sector primary surplus was R$78.0 billion (5.6% of GDP), compared with the R$64.0 billion (5.2% of GDP) accumulated consolidated public sector primary surplus for the corresponding period in 2003. The accumulated consolidated public sector nominal deficit for the ten-month period ended October 31, 2004 was R$28.4 billion (2.0% of GDP), compared with the R$59.7 billion (4.8% of GDP) accumulated consolidated public sector nominal deficit for the corresponding period in 2003.

On August 6, 2004, President da Silva issued Provisional Measure No. 206, which is intended to promote domestic savings, investment and construction. The provisional measure introduces a sliding scale, effective January 1, 2005, for taxation of capital gains from fixed-income investments ranging from 22.5% for those held up to six months to 15% for those held for more than two years. The proposed legislation would also reduce the capital gains tax on equity investments to 15% from 20%. To promote greater fixed investment, on August 6, 2004, President da Silva issued Decree No. 5,173, which reduces the rate for the industrialized products tax (IPI) on capital goods from 3.5% to 2% and increases the number of goods exempt from the tax. On August 6, 2004, President da Silva also issued Decree No. 5,172, which reduces and eventually eliminates on a gradual basis the 7% tax on health and personal insurance plans.

On September 22, 2004, the Government announced that it had raised its primary surplus target for 2004 to 4.5% of GDP from 4.25% of GDP. The Government maintained its 2005 primary surplus target of 4.25% of GDP.

Public Debt

On October 31, 2004, Brazil’s net public sector debt stood at R$945.4 billion (or 53.7% of GDP). On October 31, 2004, Brazil’s consolidated net public sector external debt was R$161.8 billion.

On October 31, 2004, Brazil’s U.S. dollar-indexed domestic securities debt (including foreign exchange swaps issued by the Central Bank) totaled approximately R$87.3 billion (11.2% of all federal debt securities), a reduction from the approximately R$161.4 billion (22.1% of all federal debt securities) of such securities on December 31, 2003. By contrast, the aggregate principal amount of the federal debt securities indexed to the Over/Selic rate rose from R$366.3 billion (50.1% of all federal debt securities) on December 31, 2003 to R$420.2 billion (54.2% of all federal debt securities) on October 31, 2004, while fixed rate federal debt securities increased from R$91.5 billion (12.5% of all federal debt securities) on December 31, 2003 to R$135.2 billion (17.4% of all federal debt securities) on October 31, 2004.

Since 1994, debt management policy has been aimed at, among other things, lengthening the maturity of domestic public debt. In October 2004, the average tenor of Brazil’s domestic debt securities was 28.5 months, a reduction from the average tenor of 33.2 months in December 2002. The average maturity of Brazil’s domestic debt securities declined from 35.0 months in 2001 to 33.2 months in 2002 largely because of the uncertainties relating to the October 2002 national elections in Brazil (during which time the Republic was compelled to increase its issuance of short-term debt). In 2003 and 2004, Brazil’s effort to reduce its vulnerability to external shocks by increasing its issuance of fixed-rate debt securities contributed to a further reduction of the average maturity of the Republic’s domestic debt securities, because Brazil’s fixed-rate debt securities tend to be short-term securities. For a description of certain external shocks to which Brazil has been subject, see “The Brazilian Economy—Recent Economic Events and Policies”. Of the R$776.5 billion in domestic debt securities outstanding on October 31, 2004, 45.9% were scheduled to mature on or before October 31, 2005.

On September 23, 2004, the International Monetary Fund, or the IMF, announced that it had completed its eighth review under the standby facility approved on September 6, 2002. Based on that review, the IMF made available to Brazil the next installment under the standby facility. The Government has advised the IMF that it considers the arrangement precautionary and that Brazil does not intend to draw on future installments under the facility.

On November 16, 2004, the Brazilian Senate adopted Senate Resolution No. 20 dated November 16, 2004, which authorizes, among other things, (i) the issuance abroad of debt securities denominated in reais or a foreign currency and (ii) liability management through repurchases, exchanges and other transactions, including financial derivatives, in each case pursuant to the National Treasury’s Program of Securities Issuance and Management of Liabilities Abroad. The National Treasury is permitted to issue up to an aggregate of US$75 billion under this program. The proceeds of the sale of securities under this program are required to be applied to the payment of the National Treasury’s federal public debt.

Since the filing of its annual report for 2003 on Form 18-K on June 30, 2004, Brazil has completed:

•	an offering of US$750 million aggregate principal amount of its 10.5% Global Bonds due 2014 on July 14, 2004;

•	an offering of Euro 750,000,000 aggregate principal amount of its 8.50% Notes due 2012 on September 24, 2004;

•	an offering of an additional Euro 250,000,000 aggregate principal amount of its 8.50% Notes due 2012 on September 30, 2004; and

•	an offering of US$1 billion aggregate principal amount of its 8.875% Global Bonds due 2019 on October 14, 2004.

Brazil has signed an agreement pursuant to which it has agreed to issue, subject to certain conditions, US$500,000,000 aggregate principal amount of its 10.5% Global Bonds due 2014. The settlement is expected to occur on December 8, 2004.